UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

E-Z-EM, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

269305207

(CUSIP Number)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Noah Klarish, Esq.

Hutner Klarish LLP

1359 Broadway, Suite 2001

New York, NY 10018

(212) 868-3777

February 29, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 269305207	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ira Albert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer
	8	SHARED VOTING POWER Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer
	9	SOLE DISPOSITIVE POWER Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer
	10	SHARED DISPOSITIVE POWER Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.01 value per share (the “Common Stock”), of E-Z-EM, Inc., a Delaware corporation (the “Issuer”). The Issuer maintains its principal executive office at 1111 Marcus Avenue, Suite LL-26, Lake Success, NY 11042.

Item 2.	Identity and Background.

(a)       This statement is filed by (i) Ira Albert, an individual, with respect to shares of the Issuer’s Common Stock held by him and with respect to shares of the Issuer’s Common Stock held in investment accounts over which Mr. Albert has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the “Albert Partnership”) with respect to shares of the Issuer’s Common Stock held by it. Ira Albert and the Albert Partnership shall sometimes be collectively referred to herein as the “Reporting Person.”

(b)       Ira Albert filed an initial Schedule 13D for an event of January 8, 2002 (the “Initial Schedule”), an Amendment No. 1 for an event of July 16, 2003 and an Amendment No. 2 for an event of October 16, 2007 (the “Previous Amendments”). Except to the extent set forth in this Amendment, the information in the Initial Schedule and the Previous Amendments remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person currently has beneficial ownership of less than 5% of the outstanding shares of any class of capital stock of the Issuer and is therefore discontinuing any reporting obligation under Section 13(d) of the Securities and Exchange Act of 1934 (the “Securities Exchange Act”).

Item 4.	Purpose of Transaction.

The Reporting Person currently has beneficial ownership of less than 5% of the outstanding shares of any class of capital stock of the Issuer and is therefore discontinuing any reporting obligation under Section 13(d) of the Securities Exchange Act.

Item 5.	Interest in Securities of the Issuer.

The Reporting Person currently has beneficial ownership of less than 5% of the outstanding shares of any class of capital stock of the Issuer and is therefore discontinuing any reporting obligation under Section 13(d) of the Securities Exchange Act.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	February 29, 2008

/s/ Ira Albert

Ira Albert

ALBERT INVESTMENT ASSOCIATES, L.P.
By:	ALBERT INVESTMENT STRATEGIES, INC.,
general partner

By:	/s/ Ira Albert
Ira Albert, President

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